Principal Diversified Select Real Asset Fund
Supplement dated May 1, 2023
to the Statement of Additional Information dated August 1, 2022
(as previously supplemented)

This supplement updates information currently in the Statement of Additional Information. Please retain this supplement for future reference.
On or about September 1, 2023, change all references to the Principal Diversified Select Real Asset Fund to the Principal Real Asset Fund.
On or about September 1, 2023, on the Cover Page, delete the first sentence and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).

GENERAL INFORMATION AND HISTORY
On or about September 1, 2023, delete the first sentence in the section and replace with the following:
The Fund is a non-diversified, closed-end management investment company that is operated as an interval fund.

ADDITIONAL INVESTMENT POLICIES AND RESTRICTIONS
On or about September 1, 2023, in the Fundamental Policies section, delete #7 and replace with the following:
7. has elected to be non-diversified.
Add the following language after the Non-Fundamental Policy – Rule 35d-1 under the 1940 Act section:
Environmental, Social, and Governance Factors in the Selection of Portfolio Securities
The portfolio managers of the Fund consider one or more environmental, social, and/or governance (“ESG”) factors along with other, non-ESG factors in making investment decisions. The consideration of ESG factors is intended to further the stated objective of the Fund. These ESG factors are generally no more significant than other factors in the investment selection process, such that ESG factors may not be determinative in deciding to include or exclude any particular investment in the portfolio. By way of example, environmental factors can include one or more of the following: climate change, natural resources, pollution and waste, and environmental opportunities. Social factors can include one or more of the following: human capital, product liability, stakeholder opposition, and social opportunities. Governance factors can include corporate governance and/or corporate behavior. Integration of ESG factors is qualitative and subjective by nature. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor. Further, there is no assurance that any strategy or integration of ESG factors will be successful or profitable.

The Fund is structured as an asset allocation fund, in which Principal Global Investors LLC (“PGI”) is responsible for selecting sub-advisors and investment teams within PGI who, in turn, are responsible for selecting underlying investments. In selecting sub-advisors, investment teams and asset classes, the PGI asset allocation team considers ESG factors. ESG factors are generally no more significant than other factors in the selection process, such that ESG factors may not be determinative in deciding to include or exclude any particular sub-advisor, investment team or asset class in the portfolio. Integration of ESG factors is qualitative and subjective by nature. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor. Further, there is no assurance that any strategy or integration of ESG factors will be successful or profitable.

MANAGEMENT OF THE FUND
Under Interested Trustees, remove Timothy M. Dunbar and add the following in alphabetical order:
Kamal Bhatia. Mr. Bhatia has served as Chair of the Fund Complex since April 2023. He has also served as President and Chief Executive Officer of the Fund Complex since 2019. Mr. Bhatia serves as the Chief Operating Officer for Principal® Asset Management. Mr. Bhatia joined Principal® in 2019 and serves as a director of numerous Principal® affiliates. From 2011 to 2019 he was a Senior Vice President for Oppenheimer Funds. Mr. Bhatia is a CFA® charter holder. Through his education and experience, Mr. Bhatia is experienced with financial, marketing, regulatory, and investment matters.
Kenneth A. McCullum. Mr. McCullum has served as a Board Member of the Fund Complex since April 2023. Mr. McCullum has served as Executive Vice President and Chief Risk Officer for Principal® since 2023. Prior to that he served as Senior Vice President and Chief Risk Officer for Principal® from 2020 to 2023 and Vice President and Chief Actuary for Principal® from 2015 to 2020. From 2013 to 2015 Mr. McCullum was an Executive Vice President responsible for business development at Delaware Life Insurance Company. He served as a Senior Vice President for the life annuity business at Sun Life from 2010 to 2013. Mr. McCullum is a Fellow of the Society of Actuaries, and is a Member of the American Academy of Actuaries. Through his education and experience, Mr. McCullum is experienced with financial, accounting, regulatory, and investment matters.

Under Additional Information Regarding Board Members and Officers, in the INTERESTED BOARD MEMBERS table, remove the row for Timothy M. Dunbar add the following in alphabetical order:

INTERESTED BOARD MEMBERS
Name, Address, and Year of Birth	Positions Held with Fund Complex	Positions with PGI and its affiliates; Principal Occupation(s) During Past 5 Years** (unless otherwise noted)	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Kamal Bhatia 711 High Street Des Moines, IA 50392 1972	Director and Chair, PFI and PVC (since 2023) Trustee and Chair, PDSRA and PETF (since 2023) Chief Executive Officer and President (since 2019)
PGI
Director (since 2019)
President-Principal Funds (since 2019)
PFD
Director (since 2019)
PFGI, PFSI, and PLIC
Senior Executive Managing Director – Global Head of Investments - PAM (since 2023)
Senior Executive Director and Chief Operating Officer - PAM (since 2023)
Senior Executive Director and Chief Operating Officer - PGI (2020-2022)
President-Principal Funds (2019-2020)
Post
Director (since 2020)
Principal-REI
Senior Executive Director and Chief Operating Officer - PGI (since 2022)
Director (since 2020)
PSS
Executive Vice President (since 2019)
Director and Chair (2019-2022)
Spectrum
Director (since 2021)
Origin
Additional Director (since 2022)
Oppenheimer Funds
Senior Vice President (2011-2019)

			131	None
Kenneth A. McCullum 711 High Street Des Moines, IA 50392 1964	Director, PFI and PVC (since 2023) Trustee, PDSRA and PETF (since 2023)	PGI Director (since 2020) PFGI, PFSI, and PLIC Executive Vice President and Chief Risk Officer (since 2023) Senior Vice President and Chief Risk Officer (2020-2023) Vice President and Chief Actuary (2015-2020) PSI Director (since 2020) PSS Director (since 2020)	131	None
In the Fund Complex Officers table, remove the row for Kamal Bhatia.

In the Board Member Ownership of Securities section, delete the table for Interested Board Members and replace with the following:

INTERESTED BOARD MEMBERS
Board Member	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies in the Fund Complex(1)
Kamal Bhatia(2)	A	E
Patrick G. Halter	A	A
Kennth A. McCullum(2)	A	E
(1) As of December 31, 2022
(2) Appointment Effective April 26, 2023

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